EXHIBIT (g)(2)

No. 99C106214                                           JEFFERSON CIRCUIT COURT
                                                              DIVISION ________

RUSSELL BARKLEY, On Behalf of
Himself and All Others Similarly Situated                              PLAINTIFF


V.                          CLASS ACTION COMPLAINT
                      FOR DAMAGES AND INJUNCTIVE RELIEF;
                           BREACH OF FIDUCIARY DUTY


COMAIR HOLDINGS, INC.
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275

SERVE: Prentice Hall Corporation System
       421 West Main Street
       Frankfort, Kentucky 40601


and


RAYMOND A. MUELLER
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275

and

ROBERT H. CASTELLINI
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275

and

CHRISTOPHER J. MURPHY, III
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275



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and

PETER H. FORSTER
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275

and

JOHN A. HAAS
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275

and

GERALD L. WOLKEN
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275

and

DAVID R. MUELLER
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275

and

DAVID A. SIEBENBURGEN
P.O. Box 75021
Greater Cincinnati - Northern Kentucky
   International Airport
Cincinnati, Ohio 45275

and


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DELTA AIRLINES, INC.
P.O. Box 45852
Atlanta, Georgia 30320                                                DEFENDANTS

SERVE: CT Corporation Systems
       Kentucky Home Life Building
       Louisville, Kentucky 40202


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         Plaintiff, by his attorneys, alleges as follows:

                             SUMMARY OF THE ACTION

           1. This is a stockholder class action brought by plaintiff on behalf of the holders of Comair Holdings, Inc. ("Comair" or the "Company") common stock against Delta Air Lines, Inc. ("Delta"), Comair and its directors arising out of defendants' efforts to complete a merger/acquisition of Comair at a grossly inadequate and unfair price at the expense of, and which is unfair to, the public Comair shareholders.

           2. On October 18, 1999, Comair announced that its Board of Directors had entered into an agreement wherein Delta would acquire all outstanding shares of Comair for $23.50 per share - via a tender offer.

           3. In pursuing the unlawful plan to cash out Comair's public stockholders for grossly inadequate consideration, each of the defendants violated the laws of the State of Kentucky by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence and good faith and fair dealing. Plaintiff seeks to enjoin the proposed transaction or, alternatively, rescind the transaction and/or recover damages in the event that the transaction is consummated.

                            JURISDICTION AND VENUE

           4. This Court has jurisdiction over Comair because Comair conducts business in Kentucky and is a citizen of Kentucky, as it is incorporated in Kentucky. This action is not removable.

           5. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

                                    PARTIES

           6. Plaintiff Russell Barkley is, and at all times relevant hereto was, a shareholder of Comair and is a citizen of the State of Florida.

           7. Defendant Comair is a corporation organized and existing under the laws of the State of Kentucky with its principal place of business located at Cincinnati/Northern Kentucky International Airport, Cincinnati, Ohio. Comair operates as a transporter of passenger cargo in scheduled airline service. Comair's common shares are listed and publicly traded on NASDAQ. As of June 30, 1999, Comair had 95.6 million shares outstanding held by thousands of shareholders.


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           8. Defendant Raymond A. Mueller ("R. Mueller") serves as a director of the Company.

           9. Defendant Robert H. Castellini ("Castellini") serves as a director of the Company.

          10. Defendant Christopher J. Murphy, III ("Murphy") serves as a director of the Company.

          11. Defendant Peter M. Forster ("Forster") serves as a director of the Company.

          12. Defendant John A. Haas ("Haas") serves as a director of the Company.

          13. Defendant Gerald L. Wolken ("Wolken") serves as a director of the Company.

          14. Defendant David R. Mueller ("D. Mueller") serves as the Chairman of the Board and Chief Executive Officer of the Company.

          15. Defendant David A. Siebenburgen ("Siebenburgen") serves as a director, President and Chief Operating Officer of the Company.

          16. Defendant Delta Air Lines, Inc. ("Delta") is an airline carrier based in Atlanta, Georgia.

          17. The defendants named above, R. Mueller, Castellini, Murphy, Forster, Haas, Wolken, D. Mueller and Siebenburgen are sometimes collectively referred to herein as the "Individual Defendants." Comair and the Individual Defendants are referred to herein as the "Comair Defendants."

Defendants' Fiduciary Duties

          18. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:


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            (a) adversely affects the value provided to the corporation's shareholders;

            (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

            (c) contractually prohibits them from complying with their fiduciary duties;

            (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

            (e) will provide themselves with preferential treatment at the expense of, or separate from, the public shareholders.

          19. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to halt any other offers and deter higher offers from other potential acquirers so as to protect the interests of defendants at the expense of Comair's shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably and establish a "level playing field" for all potential bidders such that Comair's shareholders will benefit from fair competition to acquire the Company.

                           CLASS ACTION ALLEGATIONS

          20. Plaintiff brings this action pursuant to sections23.01 and 23.02 of the Kentucky Rules of Civil Procedure on his own behalf and as a class action on behalf of all holders of Comair stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants and their principals or affiliates.

          21. This action is properly maintainable as a class action.

          22. The Class is so numerous that joinder of all members is impracticable. According to Comair's SEC filings, there were more than 95.6 million shares of Comair common stock outstanding as of June 30, 1999.


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          23. There are questions of law and fact which are common to the
Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

            (a) whether defendants have breached their fiduciary duty of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the acquisition;

            (b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the acquisition;

            (c) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the acquisition, including the duties of good faith, diligence, honesty and fair dealing;

            (d) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

            (e) whether the acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

            (f) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated or alternatively whether they have suffered compensable damages.

          24. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

          25. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

          26. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.


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          27. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

          28. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                      BACKGROUND TO PROPOSED ACQUISITION

          29. In the Summer and early Fall of 1999, Comair and Delta were in intense negotiations concerning a new long-term service agreement to replace the current one which expires at the end of October 1999.

          30. From May 19 through May 24, 1999, defendant and Chairman of the Board D. Mueller purchased 25,000 shares of Comair at $20 per share. D. Mueller is the son of director defendant R. Mueller.

          31. From June 7 through June 11, 1999, director defendant R. Mueller (the father of defendant D. Mueller) purchased 19,350 shares of Comair at prices ranging from $20.06 to $21.44 per share.

          32. From August 17 through August 26, 1999, director defendant Castellini purchased 3,000 shares of Comair at prices ranging from $23 to $23.44 per share.

          33. On September 9, 1999, Comair reported its highest August traffic ever, with passenger boardings of 643,357 passengers, an 18.1% increase. Comair also reported that revenue passenger miles increased 26.9% and available seat miles increased 23.1%.

                           THE PROPOSED ACQUISITION

          34. On October 18, 1999, Comair announced that it had reached a definitive agreement with Delta in which Delta will acquire Comair for a total consideration of approximately $1.0 billion, or $23.50 per share via a tender offer. Under the terms of the agreement, Comair will be operated as a separate subsidiary of Delta and its headquarters will remain at the Cincinnati/Northern Kentucky International Airport.

          35. Commenting on the announced acquisition, D. Mueller stated, in part, that:


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              "COMAIR Holdings Board of Directors unanimously supports
              this transaction. It builds on the long and close partnership between Delta and COMAIR. All of us at COMAIR have the greatest respect for Delta and its people and we look forward to an exciting future together."

          36. Under the terms of the proposed acquisition, a Delta subsidiary will make a tender offer to purchase all outstanding shares of common stock of Comair for $23.50 per share. Comair has outstanding 95.5 million shares of stock. Delta currently owns 21.1 million of these shares, or approximately 22% of the outstanding shares.

          37. Pursuant to employment agreements entered into by Comair with defendant directors D. Mueller and Seibenburgen, these defendant directors may receive in the form of a lump sum payment an amount equal to $2.7 million and $2.1 million, respectively, upon consummation of the tender offer.

                             FIRST CAUSE OF ACTION
                     Claim for Breach of Fiduciary Duties
                         Against the Comair Defendants

          38. Plaintiff repeats and realleges each allegation set forth herein.

          39. The Comair Defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Comair and have acted to put their personal interests ahead of the interests of Comair shareholders.

          40. By the acts, transactions and courses of conduct alleged herein, these defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Comair.

          41. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Comair without regard to the fairness of the transaction to Comair shareholders. The Comair Defendants directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties to plaintiff and the other holders of Comair stock.

          42. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good


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faith, candor and independence owed to the shareholders of Comair because, among other reasons:

            (a) they failed to take steps to maximize the value of Comair to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Comair's stock and to give Delta an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

            (b) they failed to properly value Comair;

            (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships, or connection with the Delta transaction;

            (d) the proposed acquisition price is below where the price of Comair common stock traded just two months prior;

            (e) the Board of Directors of Comair is controlled by Delta which owns over 22% of Comair's outstanding stock and poses a threat to each director's ability to remain on the Board; and

            (f) as a result of the acquisition, certain directors will receive monetary payments that they would not have otherwise received, including "short swing" profits and "change of control payments."

          43. Because the Individual Defendants dominate and control the business and corporate affairs of Comair and are in possession of private corporate information concerning Comair's assets (including Comair's second quarter 2000 results) businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Comair which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

          44. By reason of the foregoing acts, practices and course of conduct, the Comair Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

          45. As a result of the actions of these defendants, plaintiff and the Class have been and will be irreparably damaged in that they have not and will not


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receive their fair portion of the value of Comair's assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

          46. Unless enjoined by this Court, the Comair Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed acquisition which will exclude the Class from its fair share of Comair's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

          47. The Comair Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

          48. As a result of these defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Comair's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed acquisition is enjoined by the Court, these defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the acquisition terms, will not supply to Comair's minority stockholders sufficient information to enable them to cast informed votes on the proposed acquisition and may consummate the proposed acquisition, all to the irreparable harm of the members of the Class.

          49. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                            SECOND CAUSE OF ACTION
                  Aiding and Abetting of Breach of Fiduciary
                             Duties Against Delta

          50. Plaintiff repeats and alleges each allegation set forth herein.

          51. Delta aided and abetted the Comair Defendants' breaches of fiduciary duties owed to Comair shareholders to maximize shareholder value by actively participating and colluding in the Comair Defendants' breaches. Delta aided in timing the acquisition to close before Comair or any other party had an opportunity to assess the true value of Comair's assets and before Comair reveals its second quarter results, all of which has deprived the Comair shareholders of


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the highest value available to them. Delta is a controlling shareholder of
Comair and had access to certain information concerning Comair's true value that is not otherwise available to the investing public. As a result of Delta's conduct alleged herein, Delta benefitted financially.

          52. Defendants must be enjoined from continuing with the tender offer. Only through this Court's exercise of its broad equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants' actions threaten to inflict.

                               PRAYER FOR RELIEF

         WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

           A. Declaring that this action is properly maintainable as a class action;

           B. Declaring and decreeing that the acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

           C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the acquisition via a tender offer which is scheduled to commence no later than October 22, 1999, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

           D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Comair's shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

           E. Rescinding, to the extent already implemented, the acquisition agreement or any of the terms thereof;

           F. In the event the acquisition is consummated, awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with pre-judgment interest at the maximum rate allowable by law;

           G. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;


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           H. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

           I. Granting such other and further relief as this Court may deem just and proper.

                                  JURY DEMAND

         Plaintiff demands a trial by jury.

         DATED this 19th day of October, 1999.


                                            MIDDLETOWN & REUTLINGER
                                            CHARLES G. MIDDLETON, III

                                            -----------------------------------
                                               CHARLES G. MIDDLETON, III

                                            2500 Brown & Williamson Tower
                                            Louisville, KY 40202
                                            Telephone: 502/584-1135
                                            502/561-0442 (fax)

                                            MILBERG WEISS BERSHAD
                                                 HYNES & LERACH LLP
                                            WILLIAM S. LERACH
                                            DARREN J. ROBBINS
                                            RANDALL H. STEINMEYER
                                            600 West Broadway, Suite 1800
                                            San Diego, CA 92101
                                            Telephone: 619/231-1058
                                            619/231-7423 (fax)

                                            Attorneys for Plaintiff


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